Exhibit 12.02

SOUTH CAROLINA ELECTRIC & GAS COMPANY
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Dollars in Millions)

CALCULATION OF BOND RATIO:

Net earnings (1)		$749.8
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's bond indenture dated April 1, 1993 (Mortgage)	$105.1
Other indebtedness (1)	2.1
Total annualized interest charges		10.7.2
Bond Ratio		6.99

(1) As defined in the Mortgage.

CALCULATION OF PREFERRED STOCK RATIO:

Net earnings (2)		$227.3
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's mortgage bond indentures	$107.2
Preferred dividend requirements	7.3
Total annualized interest charges		114.5
Preferred Stock Ratio		1.99

(2) As defined under SCE&G's Restated Articles of Incorporation.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

	Years Ended December 31,
Dollars in Millions	2006	2005	2004	2003	2002
Fixed Charges as defined:
Interest on long-term debt	$144.1	$143.0	$144.2	$141.9	$132.0
Amortization of debt premium, discount and expense (net)	3.8	4.2	4.2	3.5	3.1
Interest component on rentals	4.3	3.9	3.3	2.9	2.7
Preference security dividend requirement of consolidated subsidiary	-	-	-	1.7	3.8
Total Fixed Charges	$152.2	$151.1	$151.7	$150.0	$141.6
Preference security dividend as defined:	11.8	11.8	11.9	11.9	11.9
Total Fixed Charges and Preference Security Dividend (A)	164.0	162.9	163.6	161.9	153.5
Earnings as defined:
Pretax income from continuing operations	$331.5	$113.7	$362.8	$338.3	$341.5
Total fixed charges	152.2	151.1	151.7	150.0	141.6
Pre-tax equity in losses of investees	21.8	77.2	1.3	1.1	0.6
Preference security dividend requirements of consolidated subsidiary	-	-	-	(1.7)	(3.8)
Total Earnings (B)	$505.5	$342.0	$515.8	$487.7	$479.9

Ratio of Earnings to Fixed Charges (B/A)	3.08	2.10	3.15	3.01	3.13